EXHIBIT 23.3
CONSENT OF DEGOLYER AND MACNAUGHTON
     We hereby consent to the reference to DeGolyer and MacNaughton and to the incorporation of information contained in our letter report as of December 31, 2010 on the net proved crude oil, condensate, natural gas liquids, and natural gas reserved owned by Range Resources Corporation dated January 21, 2011, under the heading “Item 2. Properties — Proved Reserves” in the Annual Report on Form 10-K of Range Resources Corporation for the year ended December 31, 2010, to which this consent is an exhibit: provided, however, that we are necessarily unable to verify the accuracy of the reserves and discounted present worth values contained therein because our estimates of reserves and discounted present worth have been combined with estimates of reserves and present worth prepared by other petroleum consultants.
/s/ DEGOLYER AND MACNAUGHTON
Dallas, Texas
February 24, 2011